Exhibit 1.01
Conflict Minerals Disclosure
Introduction
Trane Technologies plc (together with its consolidated subsidiaries, collectively, the “Company”, “we”, “us” or “our”) has conducted a reasonable country of origin inquiry ("RCOI") regarding the minerals specified by Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “conflict minerals”) necessary to the functionality or production of products manufactured by the Company for the fiscal year ended December 31, 2024. The Company exercised due diligence on the source and chain of custody of its conflict minerals, and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “the “Covered Countries”), using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The content of any website referred to in this report is included for general information only and is not incorporated by reference into this report or the related Form SD.
Company Overview
We are a global climate innovator. We bring sustainable and efficient solutions to buildings, homes and transportation through our strategic brands, Trane® and Thermo King®, and its environmentally responsible portfolio of products, services and connected intelligent controls. We generate revenue and cash primarily through the design, manufacture, sale and service of solutions for Heating, Ventilation and Air Conditioning (HVAC), transport refrigeration and custom refrigeration solutions. As an industry leader with an extensive global install base, our growth strategy includes expanding recurring revenue through services and rental options. Our unique business operating system, uplifting culture and highly engaged team around the world are also central to its earnings and cash flow growth.
We operate under three reportable segments:

•    Our Americas segment innovates for customers in North America and Latin America. The Americas segment encompasses commercial heating, cooling and ventilation systems, building controls and solutions, and energy services and solutions; residential heating and cooling; and transport refrigeration systems and solutions.
•    Our EMEA segment innovates for customers in the Europe, Middle East and Africa region. The EMEA segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings and transport refrigeration systems and solutions.
•    Our Asia Pacific segment innovates for customers throughout the Asia Pacific region. The Asia Pacific segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings and transport refrigeration systems and solutions.

Product Overview
Our principal products and services as of December 31, 2024 included the following:

Air conditioners	Industrial Process Refrigeration
Air exchangers	Installation contracting
Air handlers	Lighting retrofit solutions
Airside and terminal devices	Medical grade refrigeration solutions
Air-sourced heat pumps	Multi-pipe HVAC systems
Asset management systems	Package heating and cooling systems
Auxiliary power units (electric and diesel)	Packaged rooftop units
Building management systems	Parts and supplies (aftermarket and OEM)
Bus air purification systems	Rail refrigeration systems
Bus and rail HVAC systems	Rate chambers
Chillers	Refrigerant reclamation
Coils and condensers	Renewable energy and storage projects
Cold storage units	Rental services
Condensing units	Repair and maintenance services
Container refrigeration systems and gensets	Residential air filters
Control systems	Residential air filtration system
Controls contracting and commissioning	Residential hybrid heating solutions
Cryogenic refrigeration systems	Self-powered truck refrigeration systems
Data center HVAC systems	Service agreements
Decarbonization programs	Smart and AI-enabled services
Dehumidifiers	Telematics solutions
Ductless systems	Temporary heating and cooling systems
Energy and water efficiency programs	Thermal energy storage
Energy infrastructure programs	Thermostats/controls & associated digital solutions
Energy management services	Trailer refrigeration systems (diesel, electric and hybrid)
Energy recovery ventilators	Transport heater products
Energy storage (battery)	Truck refrigeration systems (diesel, electric and hybrid)
Furnaces	Ultra-low temperature freezers
Geothermal systems	Unitary systems (light and large)
Home automation	Variable refrigerant flow systems
Humidifiers	Vehicle-powered truck refrigeration systems
HVAC Performance-monitoring applications	Ventilation
Indoor air quality assessments and related products for HVAC and Transport solutions	Water source heat pumps

These products are sold primarily under our tradenames including Trane® and Thermo King®.
Description of Reasonable Country of Origin Inquiry
We conducted a Reasonable Country of Origin Inquiry (an “RCOI”) regarding the conflict minerals by utilizing the conflict minerals reporting template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) (formerly known as the Conflict-Free Sourcing Initiative), the Responsible Business Alliance (formerly known as the Electronic Industry Citizenship Coalition”) and the Global e-Sustainability Initiative. We also performed due diligence work on the source and chain of custody of our conflict minerals using the OECD Framework, an internationally recognized due diligence framework. We primarily rely on the conflict-free smelter program designed and managed by the RMI to conduct our risk assessment.

Determination
We were unable to determine that all the conflict minerals contained in our products do not originate from the Covered Countries due to, among other things, the following:
•    Many of our suppliers submitted responses that were declared on a company-wide basis (i.e., representing the smelters and refiners associated with all product offerings of the supplier that contained conflict minerals) and not specific to the materials supplied to us. Therefore, in combination with multiple layers in our supply chain, we believe that these declarations might include smelters and refiners that do not provide the conflict minerals that are in our products.

•    A number of our suppliers identified smelters/refiners that do not participate in the Responsible Minerals Assurance Process (“RMAP”) or a similar program and other suppliers failed to identify any smelter/refiner in their responses to us. Furthermore, we were unable to obtain responses from all of our suppliers and other suppliers provided incomplete or inconsistent data.

As a result, we do not have sufficient information to conclusively determine the country of origin of all the conflict minerals in our products and, if such conflict minerals did originate in the Covered Countries, whether such conflict minerals were from recycled or scrap sources or were from other conflict free sources. Accordingly, we conducted the due diligence measures described below.

Due Diligence
In accordance with Rule 13p-1, we performed due diligence to determine the source and chain of custody necessary to determine the presence of conflict minerals in our products. We designed our due diligence measures to conform in all material respects with the OECD Framework and related supplements for each of the conflict minerals.
We, as a purchaser, are many steps removed from the mining of conflict minerals and do not purchase raw ore or unrefined conflict minerals. Identifying the presence and origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, we focused our efforts on our suppliers in an effort to build conflict minerals awareness and assess the transparency of our supply chain and make initial identification, where possible, of the smelters/refiners in our supply chain.
The discussion below provides the applicable OECD Framework recommendation (in bold/italics) followed by a summary of our activities in line with the OECD Framework.
1.    Establish Strong Management Systems.
Conflict Minerals Policy
We have adopted a Conflict Minerals Policy that outlines our requirements and expectations regarding the sourcing of conflict minerals within our supply chain, which includes requiring suppliers to perform due diligence and to seek to ensure that any conflict minerals in the products or materials provided to us are “conflict free” and do not support armed groups in Covered Countries. This policy is publicly available through our website at https://www.tranetechnologies.com/en/index/company/doing-business-with-us/conflict-minerals.html. During 2024, we continued to communicate the policy to suppliers and the public through our website; and through our third-party supply chain data management solution.

Internal Management Systems
Our conflict minerals compliance program for the fiscal year ended December 31, 2024 was managed by a cross-functional team, led by our Procurement team and included representatives from our Global Integrated Supply Chain (GISC), Legal and Finance teams. This cross-functional team discussed conflict minerals compliance issues and reviewed the status of the diligence process. In 2024, we completed the development and implementation of a custom conflict minerals training course available in the Company’s learning management system for learning paths designed for employees in direct and indirect procurement roles. Our third-party supply chain data management vendor provided additional conflict minerals training to employees in procurement roles as part of a broader session on sustainability and responsible sourcing.

Control System and Supply Chain Transparency
We implemented a process to evaluate commodities and suppliers in the supply chain for potential conflict minerals risk and an internal process map for the conflict minerals process that is subject to periodic reviews.
Our direct material purchase agreement templates require suppliers and licensees to provide information on their use and source of conflict minerals. Given the size and complexity of our global supply chain, we focused on our largest suppliers, ranked by the amount we spend with each such supplier, and suppliers that had the highest probability of supplying us with materials or components containing conflict minerals (the “Targeted Suppliers”). We requested supply chain information from Targeted Suppliers utilizing the CMRT and other templates developed by the RMI. During 2024, we distributed the CMRT to Targeted Suppliers using a third-party supply chain data management solution to assist in our survey and diligence process. This conflict minerals due diligence program actively identifies and manages supply chain risks. It also helps gather, store, and validate conflict mineral data while streamlining supply chain communications with stakeholders in accordance with the OECD Due Diligence Guidance. We maintain records relating to its annual supplier survey.

Supplier Engagement
Our standard global terms and conditions, direct material purchase agreement templates and standard procurement contract templates each include a conflict minerals clause. In 2024, our third-party supply chain data management vendor conducted a conflict minerals webinar for our suppliers, and our supplier communications during the due diligence process described in this report included information about, and links to, our third-party supply chain data management vendor’s numerous conflict minerals educational resources for suppliers. Additionally, under our Conflicts Minerals Policy, suppliers who fail to provide us with certain required conflict minerals information or comply with other required criteria may result in us reevaluating and/or terminating our relationship with that supplier.
Grievance Mechanism

We have established an e-mail address for receiving conflict minerals communications internally or externally (ConflictMinerals@tranetechnologies.com), which is monitored regularly by a cross-functional team of representatives from our Legal, GISC and Center for Energy Efficiency & Sustainability (CEES) teams. Conflict minerals is also a reporting category available on our Ethics Helpline, our external reporting mechanism established for employees and third parties (including suppliers) to report any known or suspected violation of our Code of Conduct, Business Partner Code of Conduct, as well as laws and regulations, and which is available at https://secure.ethicspoint.com/domain/media/en/gui/55190/index.html and can also be accessed through our public website. Reports to the Ethics Helpline may be made anonymously. Additional information regarding our Ethics Helpline is available through the “Ethics & Compliance” section of our public website (https://www.tranetechnologies.com/en/index/company/corporate-governance/ethics-and-compliance.html).

2.    Identify and assess risk in the supply chain.
We work with our commodity team and engineering team as appropriate to review the commodities necessary for the manufacture of our products to determine the associated level of risk of containing conflict minerals, focusing our due diligence efforts on commodities at the highest risk.
Following the identification of the commodities, we require Targeted Suppliers to complete a survey using the CMRT at a company and parts level. As noted above, in 2024, we continued to engage a third-party supply chain data management solution to assist in our survey and diligence process. This conflict minerals due diligence program is designed to actively identify and manage supply chain risks. It also helps gather, store, and validate conflict mineral data while streamlining supply chain communications with stakeholders in accordance with the OECD Due Diligence Guidance. We then review the data collected by our third-party supply chain data management solution, follow up with suppliers as needed, and catalog red flags as part of our conflict minerals reporting process.
3.    Design and implement a strategy to respond to identified risks.
We developed a strategy to systematically reduce the extent of exposure to certain risks and the likelihood of their occurrence. Steps taken include communicating a policy to Targeted Suppliers noting that suppliers must thoroughly document their efforts to determine the source of any conflict minerals or derivatives and be prepared to provide us with evidence of the origin of any conflict minerals contained in products supplied to us. The strategy uses a documented escalation process for suppliers who fail to respond, which may result in us reevaluating and/or terminating our relationship with that supplier.
We have created a standard due diligence process, have engaged in a gap analysis regarding its conflict minerals process, and have monitored and tracked responses to its conflict minerals requests as well as its escalation efforts. Our senior management is updated as needed. Additional fact finding, risk assessments and evaluations of changes in circumstances take place as part of our annual review of processes and procedures.
4.    Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. Companies at identified points in the supply chain should have their due diligence practices audited by independent third parties.
Due to our position within our supply chain as discussed above, we do not typically have a direct relationship with smelters or refiners of conflict minerals and therefore do not perform audits of these entities or their facilities. In 2024, we continued to rely on the data provided through the RMI’s RMAP and equivalent third-party audit programs cross-recognized by the RMI to determine which smelters and/or refiners in our supply chain, as identified by the Targeted Suppliers, have been validated as conformant. Additionally, in 2014, we engaged an independent third-party to provide a review of our conflict minerals compliance program, including our existing conflict minerals policy and due diligence process, and we have continued to enhance the program as a result of this review. During 2024, we also continued to implement steps using available industry data and our third-party supply chain data management solution to conduct a review of summary smelter and refiner information to determine if the smelters and/or refiners identified by the Targeted Suppliers have conducted a source of origin verification with respect to the conflict minerals they procure.
5.    Report on supply chain due diligence.
We have complied with our SEC filing requirement regarding its conflict minerals program and due diligence by the filing of this report. We have made this report available on our external website at https://www.tranetechnologies.com/en/index/company/doing-business-with-us/conflict-minerals.html and have included our conflict minerals policy and other resources at that web address. We continue to refine and improve our conflict minerals policy, questionnaire and processes, and to expand awareness regarding our conflict minerals policies.

Results of Due Diligence
After performing the RCOI and other due diligence described above, we are unable to determine that all the conflict minerals contained in the products described above did not originate from the Covered Countries. For the reasons stated in this report, we also do not have sufficient information to conclusively determine the country of origin of all of the conflict minerals in our products described above and, if such conflict minerals did originate in the Covered Countries, whether such conflict minerals were from recycled or scrap sources or were from other conflict free sources.
We have provided this information as of the date of this report. Subsequent events, such as the inability or unwillingness of any suppliers, smelters or refiners to provide us with complete information, may affect our future determinations under the Rule.
Information on Smelters or Refiners
The CMRT requested that the Targeted Suppliers provide us with information on the smelters or refiners that the Targeted Suppliers and their suppliers use to supply conflict minerals to us. Because we do not typically have a direct relationship with the facilities used to process conflict minerals, we must rely on information provided by the Targeted Suppliers. Some responses from the Targeted Suppliers indicated that they were unable to provide smelter or refiner information at this time. Other Targeted Suppliers provided information on all smelters or refiners used by the Targeted Supplier but could not provide information linking specific smelters or refiners used to process conflict minerals with products provided to us. Some Targeted Suppliers provided names that the suppliers described as “smelters” but after investigation some of these names were proven not to be smelters but rather other sub-tier suppliers. Based on the information provided by the Targeted Suppliers, we have identified 363 smelters and refiners, of which 226 have been validated as audited and conformant with the relevant RMAP standard or an equivalent program cross-recognized by the RMI, and additional 8 were reported as “active” by the RMI, meaning they were engaged in the RMAP program but not yet conformant as of the date of this report.
Steps to Improve Due Diligence
We continue to identify opportunities to improve our due diligence process and mitigate risk relating to conflict minerals. Below are some of the steps that we are considering undertaking:
·    Continuation of supplier engagement;
·    Continuation of our supplier engagement and training through courses available from our third-party supply chain data management solution and encouraging suppliers to use training resources available through industry associations and the RMI; and
·    Encouraging supplier and other company membership and participation in RMI.

Cautionary Statement about Forward-Looking Statements
Certain statements in this report, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expand,” “expect,” “recur,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” "could," “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements.
Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. You are advised to review any further disclosures we make on related subjects in materials we file with or furnish to the SEC. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties - many of which are beyond our control - as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. We do not undertake to update any forward-looking statements.